Exhibit 99.1

Tritium Welcomes Rob Topol, Former Intel Executive with More Than 20 Years’ Experience, as Next Chief Financial Officer

Brisbane, AUSTRALIA, July 27, 2022 – Tritium DCFC Limited (“Tritium” or the “Company”) (Nasdaq: DCFC), a global developer and manufacturer of direct current (“DC”) fast chargers for electric vehicles (“EVs”), today announced that Rob Topol, a former Intel executive with more than 20 years’ of financial experience in manufacturing and supply chain, has joined as a senior member of the finance team and is planned to transition to the role of Chief Financial Officer (“CFO”) of the Company.

Mr. Topol will work alongside current Tritium CFO Michael Hipwood until the Company’s earnings announcement for the fiscal year ending June 30, 2022, which is expected to be released in September 2022. After the release of earnings, Mr. Hipwood is expected to transition out of the CFO position and at that time Mr. Topol will take over as full-time CFO.

Mr. Topol has extensive experience as an executive at Intel, where he served as a finance leader and business executive for more than 20 years. During his time at Intel, Mr. Topol led strategy for the 5G and Next Gen wireless technologies business division, served as CFO for Intel’s Global Supply Chain organization, served as CFO for Communication and Devices based in China, has experience as a Financial Controller as well as many years working in senior manufacturing finance roles.

source for equipment, and contract manufacturing. His most recent role with Intel was CFO and Vice President (“VP”) of the Accelerated Computing Systems and Graphics business, managing revenue, cost, and reporting for the graphics and high-performance computing business, including Intel ARC, Xeon HPC, data center GPU and blockchain products. Mr. Topol drove more than $4 billion of savings in capital investment through supply chain optimization, dual

“It’s been a pleasure to spend the last three years working alongside Tritium’s current CFO Michael Hipwood, maturing the business and successfully listing it on the Nasdaq, whilst maintaining our #2 market share globally in the EV fast charging space,” said Tritium CEO Jane Hunter. “We’re thrilled to welcome Rob Topol to Tritium’s leadership team. He brings a wealth of financial expertise in electronics manufacturing and supply chain, from the highly relevant semiconductor industry. Rob has more than 20 years of senior leadership experience working in a US listed company with a global footprint. His combined technical and financial expertise will support Tritium’s global scale and growth over the coming years.”

Prior to his role as CFO and VP of Accelerated Computing Systems and Graphics, Mr. Topol served as Intel’s CFO of Global Supply Chain, Cost, and Inventory, where he managed a more than $30 billion manufacturing and research and development portfolio and led a team of global controllers and analysts supporting all cost functions at Intel. He served as the General Manager of Intel’s 5G Wireless and Next Gen Standards business division for four years, developing strategy and helping to build a portfolio of devices, internet of things and network infrastructure, data center and cloud computing solutions. Mr. Topol also served as a Telecommunications Industry Association (TIA) board member from 2019-2021.

“Working with Tritium has been the highlight of my career,” said current Tritium CFO Michael Hipwood. “In the past four years we have launched multiple new product lines, expanded into new markets, built a new factory in the US, and became a publicly traded company. I’m looking forward to working with Mr. Topol to support a smooth transition of the finance organization and to complete the June 30 fiscal year earnings announcement before I wrap up. With Mr. Topol’s help, Tritium will be extremely well-positioned to scale their manufacturing operations globally to meet skyrocketing demand.”

Mr. Topol received a Master of Business Administration degree at Brigham Young University in 2000 and Bachelor of Arts degrees in Behavioral Sciences and International studies at the University of Utah in 1995.

“I am excited to join Tritium to help support the Company’s rapid growth trajectory around the globe,” said Mr. Topol. “EV fast charging is one of the fastest-growing segments in green-technology and Tritium is perfectly positioned to lead the field with its technical expertise, innovative products, and strong international partnerships. I’m thrilled to help shape the future of Tritium as the Company continues to scale.”

About Tritium

Founded in 2001, Tritium (NASDAQ: DCFC; DCFCW) designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

For more information, visit tritiumcharging.com

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “aim” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations, hopes, beliefs, intentions, or strategies for the future. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. The Company does not undertake or accept any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

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Tritium Media Contact

Jack Ulrich

media@tritium.com.au

Tritium Investors Contact

Caldwell Bailey

ICR, Inc.

TritiumIR@icrinc.com